Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	16 January 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

LIBERTY
INTERNATIONAL

January 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Block Listing Six Monthly Return"
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 January 2006

Name of *applicant*:		Liberty International PLC		
Name of scheme:		Conversion of 3.95% Convertible Bonds Due 2010		
Period of return:	From:	07 Jan 2005	To:	16 Jan 2006
Balance under scheme from previous return:		495,000 Ordinary Shares of 50p each		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		16,500,000 Ordinary Shares of 50p each		
Number of *securities* issued/allotted under scheme during period:		16,084,375 Ordinary Shares of 50p each		
Balance under scheme not yet issued/allotted at end of period:		910,625 Ordinary Shares of 50p each		
Number and *class* of *securities* originally listed and the date of admission		500,000 Ordinary Shares of 50p each – 25 June 2004 16,500,000 Ordinary Shares of 50p each – 22 Dec 2005 (0-683-434) (GB0006834344)		
Total number of *securities* in issue at the end of the period		337,772,673 Ordinary Shares of 50p each		

Name of contact:	Kerin Williams
Address of contact:	40 Broadway, London SW1H 0BT
Telephone number of contact:	020 7887 7108

SIGNED BY Kerin Williams, Deputy Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Liberty International PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.